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                            HYBRID TECHNOLOGIES, INC.
                      5001 East Bonanza Road, Suite 138-145
                               Las Vegas, NV 89110

April 10, 2006

Mr. Jay Webb, Review Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

    RE:  Hybrid Technologies, Inc.
         Form 10-KSB for fiscal  year ended July 31,  2005
         Filed  October 26, 2005 File No. 0-33391

Dear Mr. Webb:

Hybrid Technologies, Inc. (the "Company") has received a comment letter from the Securities and Exchange Commission ("Commission") under date of February 22, 2006. As requested in such letter, the Company herewith provides the responses to the questions raised by staff. For convenience, each comment is repeated below, followed by the Company's responses to each separate issue raised in the comment.

Form 10-K for the year ended July 31, 2005
------------------------------------------

Recent Developments, page 4
---------------------------

SEC COMMENT 1: We see that on August 19, 2005 you sold all of the outstanding shares of WhistlerTel to Zingo and received 80 million shares of Zingo common stock. Please address the following comments with respect to this transaction:

        o Tell us and revise your MD&A in future filings to describe the business purpose of this purchase and sale transaction,
        o Tell us your method and significant assumptions for determining the fair value of $5 million for this transaction,
        o Tell us how you accounted for the acquisition of 80 million shares of Zingo common stock, citing any authoritative literature upon which you relied,
        o Tell us how your accounting and presentation for the WhistlerTel disposition complies with SFAS 144 and
        o Tell us why you did not file historical financial statements of Zingo on Form 8-K.

COMPANY RESPONSE:

       o The Company's business purpose in the sale of WhistlerTel to Zingo was to establish the Company's second line of business, telecommunications services utilizing VoIP technology offered to business and residential customers, in a separate company. The Company believes that future financing of the telecommunications services offered by Whistler's subsidiary Zingo, Inc. will be facilitated by having that business operated by a separate publicly-traded company.

       o The transaction was accounted for as having no value. The $5,000,000 figure referred to in Zingo's Form 8-K was discussed by the former Board of Directors of Zingo as a possible future value for Zingo's acquisition of WhistlerTel.

       o The shareholder of WhistlerTel (Hybrid) obtained control of Zingo as a result of the transaction, the acquisition being accounted for as a reverse merger as provided under SFAS 141, par 114. As discussed above, there was no identifiable market value of any assets owned by Zingo and there were no intangibles identified with any current value. Management of Hybrid considered the dilution of its ownership justified in that the assets were in a separate public company, and financing that business would be facilitated by reason of its being publicly traded.

       o Because the transaction was accounted for as a reverse acquisition, there was no disposal of WhistlerTel and no discontinuation of operations as contemplated by FASB 144. Zingo had no operations at the acquisition date nor any assets to be requiring disposal. Management continually evaluates the operations of each subsidiary in connection with the carrying cost of each of its investments. As of the date of the Zingo acquisition, just as there was no basis to increase any Zingo asset, there was no basis to reduce any WhistlerTel asset.

       o Instruction B.3 of the General Instructions provides that: "If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form."

          Historical financial statements of Zingo were not filed in an amendment to the Company's Form 8-K filed on August 24, 2005 reporting the acquisition of Zingo. The filing date for these financial statements (and pro-formas) would have been no more than 75 days following the August 19, 2005 acquisition of Zingo. However, the historical financial statements of WhistlerTel, acquired by Zingo, were filed May 20, 2005, in the amended Form 8-K for the Company's acquisition of WhistlerTel, and were set forth as shown below in Note 4 to Notes to Consolidated Financial Statements in the Company's 10-KSB for its fiscal year ended July 31, 2005, filed October 26, 2005:

Trade Winds had no operations prior to January 31, 2004. Accordingly, the following unaudited pro-forma summary statement of operations gives effect to the transaction as had Trade Winds been part of the consolidated group for the year ended January 31, 2004.

                                                         Pro-forma      Pro-forma
                                          As reported    adjustments       (loss)
                                        --------------- ------------ -----------------
       Costs and expenses              $  (12,423,635)  $  (97,311)  $ (12,520,946)
       Other income (expense)                (179,340)                    (179,340)
                                        --------------- ------------ -----------------
                                          (12,602,975)     (97,311)    (12,700,286)
       Minority interest in losses             16,720                       16,720
                                        --------------- ------------ -----------------
       Net loss                        $  (12,586,255)  $  (97,311)  $ (12,683,566)
                                        =============== ============ =================

In addition, the Company included the pro-forma information set forth below relating to its acquisition of Zingo in Note 4 to Notes to Consolidated Financial Statements in the Company's 10-KSB for its fiscal year ended July 31, 2005, filed October 26, 2005:

The following unaudited pro-forma summary balance sheets give effect to the transaction with Java King as had the transaction occurred effective February 1, 2004:

                                           July 31, 2005                                         January 31, 2005
                         -------------- --------------------- ---------------     -------------- ----------------- --------------
                                             Pro-forma          Pro-forma                           Pro-forma          Pro-forma
                          As reported       adjustments           (loss)           As reported     adjustments           (loss)
                         -------------- --------------------- ---------------     -------------- ----------------- --------------
Current assets           $   200,368    $         1,233       $    201,601        $   139,454     $     8,735       $    148,189

Equipment                     59,077                  -             59,077             27,597               -             27,597

Other assets                   3,853                  -              3,853            153,671               -            153,671
                         -------------- --------------------- ---------------     -------------- ----------------- --------------
                         $   263,298    $         1,233       $    264,531         $  320,722     $     8,735      $     329,457
                         ============== ===================== ===============     ============== ================= ==============


Current liabilities      $ 4,456,581    $       74,936        $  4,531,517         $ 2,168,948    $    87,409      $   2,256,357

Long term debt                     -                 -                   -           3,000,000              -          3,000,000

Other                          2,377                 -               2,377               2,480              -              2,480

Equity (deficit)          (4,195,660)          (73,703)         (4,269,363)         (4,850,707)       (48,674)        (4,899,381)
                         -------------- --------------------- ---------------     -------------- ----------------- --------------
                         $   263,298    $        1,233        $    264,531        $    320,721    $    38,735      $     359,456
                         ============== ===================== ===============     ============== ================= ==============

The following unaudited pro forma statements of operations give effect to the Java King transaction has had it occurred effective February 1, 2003:

                                          Six months ended                                          Year ended
                                           July 31, 2005                                         January 31, 2005
                         -------------- --------------------- ---------------     -------------- ----------------- --------------
                                             Pro-forma          Pro-forma              As           Pro-forma         Pro-forma
                                                                                   previously
                                                                                     stated
                          As reported       adjustments           (loss)            pro-forma      adjustments         (loss)
                         -------------- --------------------- ---------------     -------------- ----------------- --------------
Costs and expenses       $ (2,662,800)  $      (25,029)       $ (2,687,829)       $ (12,520,946) $  (11,180)      $ (12,532,126)

Other income
(expense)                    (147,650)               -            (147,650)            (179,340)          -            (179,340)
                         -------------- --------------------- ---------------     -------------- ----------------- --------------
                           (2,810,450)         (25,029)         (2,835,479)         (12,700,286)    (11,180)        (12,711,466)

Minority interest                 103                -                 103               16,720           -              16,720
                         -------------- --------------------- ---------------     -------------- ----------------- --------------
Net loss                   (2,810,347)  $      (25,029)       $ (2,835,376)         (12,683,566) $  (11,180)       $ (12,694,746)
                         ============== ===================== ===============     ============== ================= ==============

                                         Year ended January
                                              31, 2004
                         -------------- --------------------- ---------------
                                             Pro-forma          Pro-forma
                          As reported       adjustments           (loss)
                         -------------- --------------------- ---------------
Costs and expenses        $ (5,420,538)   $      (20,035)       $ (5,440,573)

Other income
(expense)                      (20,686)                -             (20,686)
                         -------------- --------------------- ---------------
                            (5,441,224)          (20,035)         (5,461,259)

Minority interest                    -                 -                   -
                         -------------- --------------------- ---------------
Net loss                 $  (5,441,224)   $      (20,035)       $ (5,461,259)
                         ============== ===================== ===============

Financial Statements, page 24

Report of Independent Registered Public Accounting Firm, page 26

SEC COMMENT 2: Please tell us why the audit report scope and opinion paragraphs do not specifically cover the year ended January 31, 2004. We may have further comments after reviewing your response.


COMPANY RESPONSE: The audit report scope and opinion paragraphs should have covered the year ended January 31, 2004. This was an inadvertent omission on the part of the independent audit firm.


Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page 31

SEC COMMENT 3: We see that on January 19, 2004 you entered into an investment and registration rights agreement with Dutchess Private Equities Fund, L.P. Please address the following comments with respect to this transaction:

o Tell us how you valued and accounted for the put option feature of the agreement,

o Tell us how you are accounting for the registration rights agreement, including any liquidating damage provisions for failure to file or maintain effectiveness of the registration statement. Please be sure to address whether the provisions of the agreement include any provisions that could require you to redeem your stock for cash. Finally

o Tell us the nature and terms of any penalties (including maximum amounts thereof) for failing to have and maintain effectiveness of your registration statement.

Please make sure your response addresses how your accounting and disclosures for this agreement comply with EITF's 00-19 and 05-04 as well as SFAS 133, as applicable. Future filings should include revised disclosures that address the matters outlined in this comment.

COMPANY RESPONSE:

o The put option feature was not valued nor accounted for in the Company's financial statements. The put option feature under the Investment Agreement would have come into effect upon effectiveness of the Registration Statement and satisfaction by the Company of specified closing conditions. The Registration Statement was never filed, and there were no penalties associated with the Company's failure to file the Registration Statement under either the Investment Agreement or Registration Rights Agreement. The put option feature had no value unless the Company filed the Registration Statement and the Registration Statement was declared effective and customary closing conditions were met.

o Similarly, there was no accounting for the Registration Rights Agreement, since there were no penalties associated with the Company's failure to file the Registration Statement under either the Investment Agreement or Registration Rights Agreement.

o The Investment Agreement, once the Registration Statement is effective, does provide for specified penalties for delays in deliveries of shares of common stock by the Company pursuant to closings under the Investment Agreement, as well as for payments in the event of the occurrence of "Repurchase Events" as defined in Section 2(m) thereof. The Registration Rights Agreement contains a provision relating to "Registration Defaults", which result from the happening of any event as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. In the event of such a Registration Default, the Company would be required to use all diligent efforts to promptly prepare a supplement or amendment to such Registration Statement and take any other necessary steps to cure the Registration Default. The penalties for such a Registration Default are not specified.


         As President of the Company, this is to confirm that the Company is responsible for the accuracy and adequacy of the disclosure in the filings. I personally review all filings before they are submitted and work closely with the Company's legal counsel and independent auditor.

         I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,


/s/ Holly Roseberry

President
Hybrid Technologies, Inc.



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